SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

RELIANT HOLDINGS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

75955V108

(CUSIP Number)

Elijah May

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955V108

1	NAME OF REPORTING PERSON Elijah May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,675,850(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,200,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,675,850(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 4,475,850 shares which Mr. May has the sole right to vote pursuant to the Voting Agreement, defined and discussed below.

CUSIP No. 75955V108

Item 1. Security and Issuer.

This Schedule 13D, and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Reliant Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”), which has its principal executive offices at 12343 Hymeadow Drive, Suite 3-A, Austin, Texas 78750.

Item 2. Identity and Background.

(a)-(c) This Statement on Schedule 13D is being filed by Elijah May, an individual (the “Reporting Person”). Mr. May is the President, Chief Executive Officer, Chief Operating Officer and Director (sole director) of the Issuer. Mr. May’s business address is 12343 Hymeadow Drive, Suite 3-A, Austin, Texas 78750.

(d)-(e) During the last five years, Mr. May: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. May is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On or about May 20, 2014, the Issuer issued (a) 3,100,000 shares of restricted common stock to Michael Chavez (the Issuer’s then CEO and sole director) in exchange for services valued at $3,100 ($0.001 per share); (b) 3,750,000 shares of restricted common stock to Elijah May (the Issuer’s then COO and current CEO, CFO and COO) in exchange for services valued at $3,750 ($0.001 per share); (c) 2,050,000 shares of restricted common stock to Becky Spohn (the Issuer’s former Controller) in exchange for services valued at $2,050 ($0.001 per share); and (d) 500,000 shares of restricted common stock to an employee and consultant of the Issuer in exchange for services valued at $500 ($0.001 per share).

On May 23, 2014, the Issuer, along with Reliant Pools, Inc. (“Reliant Pools”) and the shareholders of Reliant Pools, entered into an Agreement for the Exchange of Common Stock (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the shareholders of Reliant Pools exchanged 2.1 million shares of common stock, representing 100% of the outstanding common stock of Reliant Pools, for 2.1 million shares of the Issuer’s common stock (the “Exchange”). As a result of the Exchange, Reliant Pools became the Issuer’s wholly-owned subsidiary. The President of Reliant Pools, and its largest shareholder at the time of the Exchange was Michael Chavez, the Issuer’s then President and Chief Executive Officer. The following shares of restricted common stock were issued in connection with the Exchange: 900,000 shares of common stock to Michael Chavez, the Issuer’s then President and Chief Executive Officer and then sole director; 750,000 shares of common stock to Elijah May, the Issuer’s current Chief Executive Officer and sole director; and 450,000 shares of common stock to Becky Spohn, the Issuer’s former Controller.

Effective on November 3, 2017, Michael Chavez, entered into a Voting Agreement with Elijah May (the “Voting Agreement”), resulting in a change in control of the Issuer. Pursuant to the Voting Agreement, Mr. Chavez provided complete authority to Mr. May to vote the 4,475,850 shares of common stock which Mr. Chavez then held (and any other securities of the Issuer obtained by Mr. Chavez in the future) at any and all meetings of shareholders of the Issuer and via any written consents. Those 4,475,850 shares represented 27.4% of the Issuer’s common stock and together with the 4,500,000 shares then held by Mr. May prior to the parties’ entry into the Voting Agreement, constituted 59.1% of the Issuer’s total outstanding shares of common stock. The Voting Agreement has a term of ten years, through November 3, 2027, but can be terminated at any time by Mr. May and terminates automatically upon the death of Mr. May. In connection with his entry into the Voting Agreement, Mr. Chavez provided Mr. May an irrevocable voting proxy to vote the shares covered by the Voting Agreement. Additionally, during the term of such agreement, Mr. Chavez agreed not to transfer the shares covered by the Voting Agreement except pursuant to certain limited exceptions. Due to the Voting Agreement, Mr. May holds voting control over the Issuer due to his ability to vote 59.1% of the Issuer’s total outstanding shares of voting stock.

CUSIP No. 75955V108

 On January 27, 2021, the Company issued 700,000 shares of restricted common stock to Mr. May in consideration for services rendered as an officer and director of the Company.

As of the date of this Schedule 13D Mr. Chavez holds 4,475,850 shares of common stock which are subject to the Voting Agreement.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

The Reporting Person does not have any plans or proposals which relate to or result in:

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

CUSIP No. 75955V108

Item 5. Interest in Securities of the Issuer.

(a)

Mr. May beneficially owns 9,675,850 shares of common stock (59.1% of the Issuer’s outstanding common stock, based on 16,385,000 shares of the Issuer’s common stock outstanding as of the date of this Schedule 13D, as confirmed by the Issuer’s transfer agent), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3, above.

(b)

Mr. May holds the sole power to vote 9,675,850 shares of common stock (59.1% of the Issuer’s outstanding common stock), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3, above and sole power to dispose of 5,200,000 shares of common stock.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 5,200,000 shares of common stock held directly by Mr. May.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Voting Agreement described in Item 3 above is incorporated by reference in this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1:

Voting Agreement, dated as of November 3, 2017, by and among Michael Chavez and Elijah May (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2017)(File No. 333-214274).

CUSIP No. 75955V108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2021

By:	/s/ Elijah May
Elijah May